EXHIBIT 77Q1(a),

On February 20, 2004, the Registrant's bylaws were amended in the following manner by action of the Registrant's board of directors: (i) Articles IX and X were repealed; (ii) Article XI was redesignated as Article IX; and (iii) a new
Section 8.04 was adopted, which reads as follows:

      Section 8.04. Amendments. In accordance with the charter of the corporation, these bylaws may be repealed, altered, amended or rescinded and new bylaws may be adopted (a) by the stockholders of the corporation (considered for this purpose as one class) by the affirmative vote of not less than a majority of all the votes entitled to be cast by the outstanding shares of capital stock of the corporation generally in the election of directors which are cast on the matter at any meeting of the stockholders called for that purpose (provided that notice of such proposal is included in the notice of such meeting) or (b) by the board of directors by the affirmative vote of not less than two-thirds of the board of directors at a meeting held in accordance with the provisions of these bylaws.